Exhibit 99.1

Scorpio Bulkers Inc. Announces the Sale of Two Ultramax Vessels and One Kamsarmax Vessel for $53.5 Million and Provides an Update on Dry Bulk Rates for the First Quarter of 2020

MONACO, March 10, 2020 (GLOBE NEWSWIRE) -- Scorpio Bulkers Inc. (NYSE:SALT) (“Scorpio Bulkers,” or the “Company”) announced today that the Company has entered into agreements with unaffiliated third parties to sell the SBI Jaguar and SBI Taurus, 2014 and 2015 built Ultramax vessels, respectively, and the SBI Bolero, a 2015 built Kamsarmax vessel, for approximately $53.5 million in aggregate. None of the three vessels have been fitted with scrubbers. Delivery of the vessels is expected to take place between March and May of 2020. It is estimated that the Company’s liquidity will increase by approximately $18.3 million after the repayment of outstanding debt.
Update on the First Quarter of 2020 Dry Bulk Rates (as of March 10, 2020):

•	Kamsarmax fleet: approximately $10,000 per day on average for 80% of days

•	Ultramax fleet: approximately $9,000 per day on average for 90% of days

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Upon the completion of the sale of the three vessels, Scorpio Bulkers Inc. will have an operating fleet of 55 vessels consisting of 49 wholly-owned or finance leased drybulk vessels (including 16 Kamsarmax vessels and 33 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 3.4 million dwt and all of the Company’s owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)